REGIONAL BROKERS, INC.

Financial Statements

December 31, 2020 and 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44907

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Regional Brokers, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2 Executive Campus, Suite 105

(No. and Street)

Cherry Hill	NJ	08002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Boccella   215-979-8960

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP

(Name – *if individual, state last, first, middle name*)

170 N. Radnor-Chester Rd, Suite 200	Radnor	PA	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Anthony Boccella _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc. _____, as of December 31 _____, 20 2020 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Based up the Commission Statement titled "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" and difficulties arising from COVID-19, Regional Brokers, Inc is making this filing without a notarization.

_____
Signature

_C F O_
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



170 North Radnor-Chester Road
Suite 200
Radnor, PA 19087

610.565.3930
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Regional Brokers, Inc.
Cherry Hill, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of Regional Brokers, Inc.'s management. Our responsibility is to express an opinion on Regional Brokers, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Regional Brokers, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules of General and Administrative Expenses and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Regional Brokers, Inc.'s financial statements. The supplemental information is the responsibility of Regional Brokers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of General and Administrative Expenses and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP

We have served as Regional Brokers, Inc.'s auditor since 1992.

Radnor, Pennsylvania
February 24, 2021

REGIONAL BROKERS, INC.
December 31, 2020 and 2019

Table of Contents

REGIONAL BROKERS, INC.
Statements of Financial Condition
December 31, 2020 and 2019

	2020	2019
Assets		
Cash	$ 483,754	$ 538,637
Marketable Securities - Trading	33,185	26,775
Commissions Receivable - Clearing Broker	61,221	65,443
Receivables - Stockholders, Officers, Employees, and Other	57	-
Prepaid Expenses	30,489	25,437
Furniture and Equipment - Net of Accumulated Depreciation		
2020 $130,206; 2019 $122,521	12,266	15,827
Operating Lease, Right-of-Use Assets	63,217	84,383
Investment in Nonmarketable Securities	125,000	125,000
Total Assets	$ 809,189	$ 881,502
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 43,521	$ 56,132
Operating Lease Liabilities	24,766	21,166
Total Current Liabilities	68,287	77,298
Long Term Liabilities		
Operating Lease Liabilities	38,451	63,217
Long-Term Debt - PPP Loan	159,800	-
Total Long Term Liabilities	198,251	63,217
Total Liabilities	**266,538**	**140,515**
Stockholders' Equity		
Common Stock - No Par Value; Stated Value $500 per Share,		
10,000 Shares Authorized, 1,015 Shares Issued and 432 and 435		
Shares Outstanding at December 31, 2020 and 2019 respectively	507,500	507,500
Additional Paid-In Capital	30,574	30,574
Retained Earnings	506,958	704,634
Less Treasury Stock - 583 and 580 Shares, at Cost		
at December 31, 2020 and 2019 respectively	(502,381)	(501,721)
Total Stockholders' Equity	542,651	740,987
Total Liabilities and Stockholders' Equity	$ 809,189	$ 881,502

1

REGIONAL BROKERS, INC.
Statements of Income
Years Ended December 31, 2020 and 2019

	2020	2019
Income		
Institutional Commissions	$ 1,616,537	$ 2,094,670
Retail Commissions	151,407	224,144
Gross Income	1,767,944	2,318,814
Operating Expenses		
Clearing Fees	114,314	171,771
Depreciation	7,684	7,662
Employee Benefits	132,497	147,123
Payroll Taxes	62,759	68,201
Regulatory Fees	52,048	56,028
Salaries	878,169	1,088,966
Telephone	14,122	17,715
Trading Software Expense	65,000	63,300
Total Operating Expenses	1,326,593	1,620,766
General and Administrative Expenses	537,592	570,292
Income (Loss) from Operations	(96,241)	127,756
Other Income		
Dividend Income	485	573
Interest Income	420	1,077
Business Use and Occupancy Tax Refund	-	3,319
Unrealized Gain on Marketable Securities	6,410	6,383
Total Other Income	7,315	11,352
Net Income (Loss)	$ (88,926)	$ 139,108

REGIONAL BROKERS, INC.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2020 and 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - January 1, 2019	$ 507,500	$ 30,574	$ 565,526	$ (501,721)	$ 601,879
Net Income	-	-	139,108	-	139,108
Balance - December 31, 2019	507,500	30,574	704,634	(501,721)	740,987
Purchase of Company Common Stock	-	-	-	(660)	(660)
Net Loss	-	-	(88,926)	-	(88,926)
Distributions	-	-	(108,750)	-	(108,750)
Balance - December 31, 2020	$ 507,500	$ 30,574	$ 506,958	$ (502,381)	$ 542,651

REGIONAL BROKERS, INC.
Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	$ (88,926)	$ 139,108
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Provided by (Used in) Operating Activities		
Depreciation	7,684	7,662
Unrealized Gain on Marketable Securities	(6,410)	(6,382)
(Increase) Decrease in		
Commissions Receivable - Clearing Broker	4,222	26,557
Receivables - Stockholders, Officers, Employees, and Other	(57)	-
Prepaid Expenses	(5,052)	4,257
(Increase) Decrease in		
Accounts Payable and Accrued Expenses	(12,611)	(3,170)
Net Cash Provided by (Used in) Operating Activities	(101,150)	168,032
Cash Flows from Investing Activities		
Purchase of Furniture and Equipment	(4,123)	(14,431)
Net Cash Used in Investing Activities	(4,123)	(14,431)
Cash Flows from Financing Activities		
Proceeds from Long-Term Debt - PPP Loan	159,800	-
Distributions	(108,750)	-
Purchase of Company Common Stock	(660)	-
Net Cash Provided by Financing Activities	50,390	-
Net Increase (Decrease) in Cash	(54,883)	153,601
Cash		
Beginning	538,637	385,036
Ending	$ 483,754	$ 538,637

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Regional Brokers, Inc. (the "Company") incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, and is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC REG. §240.15c3-1 and may effect transactions on its own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consisted of funds held in checking and money market accounts.

Commissions Receivable

The Company charges income for doubtful accounts when they are considered uncollectible based on historical experience and current conditions. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made.

Marketable Securities

The Company's marketable securities are recorded at fair value on the trade date, as if they had settled. Profit and loss arising from marketable securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are as follows:

Classifications	Years
Furniture and Fixtures	5-7
Computer Equipment	3-5

1. **BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Operating Lease

The Company was required to measure and recognize leases that existed at January 1, 2019. The adoption of Topic 842 resulted in the recognition of operating right-of-use assets and lease liabilities of $63,217 and $84,383 at December 31 2020 and 2019, respectively.

Right-of-use assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2016-02, *Leases*, which creates a new Topic ASC 842, *Leases*. On January 1, 2019, the Company adopted this update using the modified retrospective approach. The objective of this update is to increase transparency and comparability between companies that enter into lease agreements. For lessees, the key difference of the new standard from the previous guidance is the recognition of a right-of-use asset and lease liability on the statement of financial condition. Results for reporting periods beginning on January 1, 2019, are presented under this update, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company's historical accounting methodology pursuant to previous guidance.

Investment in Nonmarketable Security

Investment in companies in which the Company has less than 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, the Company adopted Topic 606 using the modified retrospective method for all contracts. Results for reporting periods beginning on the date of adoption are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company's historical accounting methodology pursuant to ASC 605, Revenue Recognition. Upon adoption, a cumulative effect adjustment was not required as the Company's contracts are recognized based on trade date commissions and were not impacted by the new guidance.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2020 and 2019, were $1,000 and $2,100, respectively.

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The stockholders have elected for the Company to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

The federal income tax returns of the Company for 2017 - 2019 are subject to examination by the federal, state and local taxing jurisdictions, generally for three years after they were filed.

2. FAIR VALUE MEASUREMENTS

The Fair Value Measurements Topic of the FASB *Accounting Standards Codification* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Fair Value Measurements Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1	Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.
Level 2	Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3	Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis using quoted prices in active markets as of December 31, 2020 and 2019:

	Level 1	
	2020	2019
Assets		
Marketable Securities	$33,185	$26,775

3. FURNITURE AND EQUIPMENT

	2020	2019
Furniture and Fixtures	$ 43,148	$ 43,148
Computer Equipment	99,324	95,200
Total	142,472	138,348
Less Accumulated Depreciation	(130,206)	(122,521)
Total Furniture and Equipment	$ 12,266	$ 15,827

4. INVESTMENT IN NONMARKETABLE SECURITIES

The Company has invested $120,000 for a 9.09% equity interest in Municipal Bond Information Services LLC, which is accounted for using the cost method. The investment in Municipal Bond Information Services LLC has not been evaluated for impairment because management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of the investment.

The Company has invested $5,000 for a 16.6% equity interest in Keystone Data Solutions which is accounted for using the cost method. The investment in Keystone Data Solutions has not been evaluated for impairment because management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of the investment.

5. LINE OF CREDIT

The Company has a $200,000 bank line of credit agreement. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (3.75% and 6.00% at December 31, 2020 and 2019, respectively).

There were no borrowings under the line of credit agreement at December 31, 2020 and 2019.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement. The Company met all of the financial covenants at December 31, 2020.

6. LONG TERM DEBT – PPP LOAN

The Company also received a Paycheck Protection Program ("PPP") loan in the amount of $159,800 in 2020. These funds were used to cover payroll costs for management and administrative personnel working remotely or at the office in shifts. PPP funds are a form of low interest loans where some or all of the principal and interest may be eligible for forgiveness, subject to compliance and approval based on timing and use of funds in accordance with PPP guidelines. The PPP funds are subject to review and any amount deemed not forgiven will convert to an amortizing term loan payable, due by May 1, 2022. The PPP loan bears interest at a fixed rate of 1.0% per annum, which is deferred until the U.S. Small Business Administration ("SBA") makes a determination on forgiveness of the loan and accrued interest. The Company has up to ten months after the end of their loan forgiveness covered period to apply for loan forgiveness. The loan is unsecured and guaranteed by the SBA

7. OPERATING LEASE LIABILITIES

Commencing November 1, 2017, the Company began leasing a new office facility with an expiration date of April 30, 2023. The lease allows the Company two renewal options of five years each. Under the lease terms, the Company is responsible for utilities, maintenance, repairs, real estate taxes and cleaning expenses. The Company also pays a portion of the common area maintenance costs. For the years ended December 31, 2020 and 2019, rent expense for all facilities was $24,872 and $29,187, respectively.

Supplemental statement of financial condition information related to the lease is as follows:

	2020	2019
Operating lease right-of-use assets	$ 63,217	$ 84,383
Current operating lease liabilities	24,766	21,166
Noncurrent operating lease liabilities	38,451	63,217
Total operating lease liabilities	$ 63,217	$ 84,383

At December 31, 2020, the future minimum lease payments are as follows:

Year Ending December 31,	Amount
2021	$ 26,093
2022	29,199
2023	9,940
Total Lease Payments	65,232
Less Interest	(2,015)
Total Lease Cost	$ 63,217

As of December 31, 2020, the Company has no operating leases that have not yet commenced.

8. CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2020 and 2019, the Company's "aggregate indebtedness" was $43,521 and $56,132, respectively, and "net capital" was $369,861 and $570,707, respectively. At December 31, 2020 and 2019 its ratio of aggregate indebtedness to net capital was .12 to 1 and .10 to 1, respectively. Net capital exceeded minimum capital requirements by $269,861 and $470,707 at December 31, 2020 and 2019, respectively.

9. PROFIT SHARING PLAN

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Company contribution is based on 3% of an eligible employee's compensation. Company contributions to the Plan for the years ended December 31, 2020 and 2019, were $32,806 and $36,280, respectively.

10. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2020 and 2019, cash balances in excess of FDIC insurance were approximately $63,000 and $84,000, respectively. The Company has not experienced any losses in such accounts.

11. COVID-19

In March 2020, the World Health Organization declared that the outbreak of a novel coronavirus (COVID-19) constituted a "Public Health Emergency of International Concern". This outbreak disrupted supply chains and affected production and sales across a range of industries throughout 2020.

The spread of COVID 19 continues into 2021 and cases are not expected to decrease until the majority of the US population is vaccinated. Vaccinations are currently available but distribution of the vaccination to all citizens is currently unknown. At February 24, 2021, the total extent of the impact of COVID-19 on the Company's operational and financial performance as well as the Company's customers and employees, remains uncertain and cannot be predicted.

12. SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 24, 2021, the date the financial statements were available to be issued.

	2020	2019
Advertising	$ 1,000	$ 2,100
Dues and Subscriptions	145,382	135,462
Insurance	5,493	4,864
Internet Expense	9,127	10,294
Legal and Accounting Fees	37,149	35,810
Office Expense	8,631	10,398
Office Supplies	2,662	3,347
Other Taxes	11,975	3,000
Payroll Taxes	15,153	11,917
Profit Sharing	32,806	36,280
Rent	24,872	29,187
Repairs and Maintenance	22,482	21,307
Salaries	212,032	212,032
Travel and Entertainment	8,828	54,294
Total General and Administrative Expenses	$ 537,592	$ 570,292

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2020 and 2019

	2020	2019
Net Capital		
Total Stockholders' Equity	$ 542,651	$ 740,987
Deductions and/or Charges:		
Nonallowable Assets		
Receivables - Stockholders, Officers, Employees, and Other	(57)	-
Prepaid Expenses	(30,489)	(25,437)
Furniture and Equipment	(12,266)	(15,827)
Investment in Nonmarketable Securities	(125,000)	(125,000)
Net Capital Before Haircuts on Securities Positions	374,839	574,723
Haircut on Securities	4,978	4,016
Net Capital	$ 369,861	$ 570,707
Aggregate Indebtedness		
Items Included in Statements of Financial Position		
Accounts Payable and Accrued Expenses	$ 43,521	$ 56,132
Total Aggregate Indebtedness	$ 43,521	$ 56,132

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2020 and 2019

	2020	2019
(Continued)		
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital	$ 269,861	$ 470,707
Excess Net Capital at 1000%	$ 249,861	$ 450,707
Ratio - Aggregate Indebtedness to Net Capital	.12 to 1	.10 to 1
Net Capital as Reported in Company's Part IIA (Unaudited) Focus Report	$ 369,852	$ 570,699
Net Audit Adjustments	9	8
Net Capital	$ 369,861	$ 570,707



170 North Radnor-Chester Road   610.565.3930
Suite 200   wipfli.com
Radnor, PA 19087

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Regional Brokers, Inc.
Cherry Hill, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report For SEC Rule 15c3-3, in which (1) Regional Brokers, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Regional Brokers, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Regional Brokers, Inc. stated that Regional Brokers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Regional Brokers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regional Brokers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP

Radnor, Pennsylvania
February 24, 2021

EXEMPTION REPORT FOR SEC RULE 15c3-3

To the best knowledge and belief of Regional Brokers, Inc.:

- Regional Brokers, Inc. claimed the exemption set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the year ended December 31, 2020.

- Regional Brokers, Inc. met the exemption provisions of Rule 15c3-3 (k)(2)(ii) during the year ended December 31, 2020 without exception.

Anthony Boccella
_____
Name and Title

02/24/2021
_____
Date



170 North Radnor-Chester Road   610.565.3930
Suite 200   wipfli.com
Radnor, PA 19087

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Regional Brokers, Inc.
Cherry Hill, New Jersey

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Regional Brokers, Inc. and the SIPC, solely to assist you and the SIPC in evaluating Regional Brokers, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Regional Brokers, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Regional Brokers' general ledger and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2020, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Regional Brokers' general ledger, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from Regional Brokers' general ledger supporting the adjustments, noting no differences.2

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Regional Brokers, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Regional Brokers, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

Radnor, Pennsylvania
February 24, 2021

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*14*******1000********************MIXED AADC 220
44907   FINRA   DEC
REGIONAL BROKERS INC
2370 STATE RT 70 STE 105
CHERRY HILL, NJ 08002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __2482 -__

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (__1458 -__)
       __7/16/20__
       Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   __1024 -__

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____

   G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐
       Total (must be same as F above) $ __1024. -__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regional Brokers Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __22__ day of __January__, 20 __21__.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,768,849 -

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions 1,768,849 -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 114314 -

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions 114314 -

2d. SIPC Net Operating Revenues $ 1,654,535 -

2e. General Assessment @ .0015 $ 2482 -

(to page 1, line 2.A.)

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